ALLEGHANY CORPORATION
7 Times Square Tower
New York, New York 10036
May 19, 2009
VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Alleghany Corporation Form 10-K for the Year Ended December 31, 2008 Filed on February 27, 2009 File Number: 001-09371
To the Members of the Securities and Exchange Commission:
     The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”), by letter dated April 29, 2009, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the above-referenced document. All references in the following information to page numbers in the 2008 Form 10-K and Alleghany’s Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2009 (the “2009 Q1 Form 10-Q”), are to pages in the EDGAR versions of such documents.
     In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K; and that

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Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Business Overview
RSUI, page 14
1.	You state on page 14 that “RSUI’s top two producing wholesale brokers, Swett & Crawford Group and CRC Insurance Services, accounted for, in the aggregate, approximately 30 percent of AIHL’s gross premiums written in 2008.” Please disclose the material terms of the producer agreements and any other agreements or arrangements the company has with each of these two parties, and file copies of each as exhibits to the Form 10-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.
     RESPONSE: Alleghany respectfully submits that RSUI’s agreements with wholesale brokers Swett & Crawford Group (“Swett”) and CRC Insurance Services (“CRC”) are not agreements whose terms are required to be disclosed in the 2008 Form 10-K or agreements which are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Under Item 601(b)(10), agreements not made in the ordinary course of business which are material to a reporting company are required to be filed as exhibits to the applicable periodic report. Item 601(B)(10)(ii)(B) clarifies that if an agreement is such as ordinarily accompanies the kind of business conducted by a reporting company, it will be deemed to be made in the ordinary course of business, and therefore need not be filed, unless the agreement is one “upon which a [company’s] business is substantially dependent.” Examples of contracts of this nature set out in Item 601(b)(10)(ii)(B) include contracts to sell a major part of a registrant’s products or services or to purchase a major part of a registrant’s goods, services or raw materials. For the following reasons, Alleghany believes that RSUI’s agreements with Swett and CRC are not agreements upon which Alleghany is substantially dependent.
     First, RSUI’s agreements with Swett and CRC are of a kind ordinarily made in the course of business conducted by RSUI. They contain simple, customary course of conduct terms between the parties and are limited in scope. The agreements include provisions regarding how the wholesale broker will collect premiums and pay RSUI, how insurance premiums will be held in a fiduciary capacity by the wholesale broker until payment, and how the wholesale broker will report claims to RSUI. The agreements also state the responsibilities of the wholesale broker to, among other things, maintain proper licenses and report and remit surplus lines taxes where required. The agreements further state that the wholesale broker is not the agent of, and has no authority to bind coverage on behalf of, RSUI.

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     The agreements do not cover topics that are fundamental to the sale of insurance products, such as: (i) RSUI’s ability to write a specified amount of insurance business brokered by Swett or CRC each year; (ii) the requirement that Swett or CRC produce a specified amount of insurance business for RSUI each year; or (iii) any obligation of Swett or CRC to give RSUI any preferential treatment over other insurers in the open market. Finally, the agreements do not cover the commission rates to be paid to Swett and CRC, as commission rates are determined by line of business apart from the agreements, and are generally the same for all wholesale brokers used by RSUI.
     The reason the topics mentioned above do not exist in these agreements is because the sale of insurance products is an open market, competitive process “brokered” by, among others, wholesale brokers like Swett and CRC. The wholesale broker does not represent RSUI (the insurer), and RSUI procures business by successfully competing against other insurance companies in the open market on the basis of many factors, including premium rates, financial strength, policy terms and conditions, and general reputation. With the advice of the broker acting as agent for the insured, the insured (not the broker) ultimately determines those insurance companies from which it will buy insurance. For legal reasons, brokers like Swett and CRC must try to obtain the best insurance protection and pricing for their client, which means requesting insurance quotes in the open market from as many insurers as practicable. The terms of the agreements RSUI has with Swett and CRC do not influence any of the competitive factors discussed above and do not materially assist RSUI in procuring business from these wholesale brokers. Thus, the insurance market is not driven by wholesale broker agreements but rather by competition in an open market.
     Finally, although Alleghany recognizes that a significant percentage of AIHL’s gross premiums written in 2008 was produced by Swett and CRC, this result is likely due to the fact that Swett and CRC are two of the largest wholesale brokers in the United States. With or without these agreements, the percentage of business RSUI writes with Swett and CRC would likely remain significantly unchanged. Alleghany does not believe that the termination of RSUI’s agreements with Swett and CRC would adversely affect Alleghany’s business or results of operations.
     In summary, these agreements do not materially assist RSUI in obtaining business from Swett and CRC, and Alleghany is not substantially dependent on these agreements. These agreements differ significantly from the types of agreements set forth in Item 601(b)(10)(ii)(B) of Regulation S-K. Therefore, Alleghany respectfully submits that RSUI’s agreements with Swett and CRC do not constitute agreements requiring disclosure under the heading “Business” in the 2008 Form 10-K or filing pursuant to Item 601(b)(10).

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Item 1A. Risk Factors, page 24
2.	You state on page 24 that the risks discussed in the Form 10-K “are not the only risks” that the company faces. Please disclose all risks that could be considered material to the company. In particular, be sure to consider the impact of the deterioration and contraction of the U.S. credit market and the corresponding tightening of lending standards, the impact of the deterioration of the real estate market on your subsidiary, Alleghany Properties Holdings LLC, and any risks associated with the company’s ownership stake in Homesite Group Incorporated.
     RESPONSE: Alleghany acknowledges that the risk factors included in the 2008 Form 10-K represent all of the risks that could be considered material to Alleghany as of the date of filing of the 2008 Form 10-K. In its Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), Alleghany will change the second sentence of Item 1A. to reflect that all the risks Alleghany believes are material to its business are discussed therein.
     In preparing the 2008 Form 10-K, Alleghany had considered the impact of the deterioration and contraction of the U.S. credit market and the corresponding tightening of lending standards and concluded that the material risk to which Alleghany is exposed in this regard is as discussed on page 25 of the 2008 Form 10-K under the heading “Risk Factors Relating to our Investments and Assets.” Alleghany generally follows a policy of maintaining a relatively liquid financial condition in the form of cash, marketable securities, available credit lines and minimal amounts of debt. In this regard, as disclosed on pages 28 and 29 of the 2009 Q1 Form 10-Q in the “Financial Condition” section of Management’s Discussion and Analysis, at March 31, 2009 we held approximately $301.4 million of marketable securities and cash at the parent company and $460.3 million of marketable securities and cash at AIHL, which totaled $761.7 million of marketable securities and cash. Further, we disclose in such section that we believe that we have and will have adequate internally generated funds, cash resources and unused credit facilities to provide for the currently foreseeable needs of our business, and we had no material commitments for capital expenditures at March 31, 2009. Thus, Alleghany has no need, either currently or in the foreseeable future, to access the U.S. credit market. Although Alleghany is a party to a three-year unsecured credit agreement (the “Credit Agreement”) with a bank syndicate providing commitments for revolving credit loans in an aggregate principal amount of up to $200.0 million, Alleghany did not borrow any amounts under the Credit Agreement in 2007, 2008 or to date in 2009. The Credit Agreement expires in October 2009 but, given its lack of use, Alleghany does not believe that any inability to enter into a new credit agreement, or entry into a new credit

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agreement with less favorable terms than the Credit Agreement, would have a material adverse affect on its financial condition or results of operations.
     With respect to Alleghany Properties Holdings LLC (“Alleghany Properties”), Alleghany respectfully submits that any risk associated with the impact of the deterioration of the real estate market on Alleghany Properties is not material to Alleghany. In this regard, the carrying value of Alleghany Properties’ real estate as recorded in Alleghany’s consolidated financial statements was approximately $19.6 million at both December 31, 2008 and March 31, 2009, which constituted approximately 0.3 percent of Alleghany’s total consolidated assets at each such date.
     Finally, Alleghany respectfully submits that risks associated with its 33 percent ownership stake in Homesite Group Incorporated (“Homesite”), a national, full-service, mono-line provider of homeowners insurance, are not material to Alleghany. In this regard, the value of Alleghany’s investment in Homesite as recorded in Alleghany’s consolidated financial statements was approximately $121.6 million and $122.3 million at December 31, 2008 and at March 31, 2009, respectively, which constituted approximately 2 percent of Alleghany’s total consolidated assets at each such date.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investments, page 38
     RESPONSE: As a preliminary matter, although Alleghany, as discussed on pages 38 and 39 of the 2008 Form 10-K, deems the determination as to whether a decline in the value of an investment is temporary to be a critical accounting estimate, Alleghany does not deem investment valuation in and of itself to be one of Alleghany’s critical accounting estimates. Alleghany has made this determination in light of the high degree of quality and readily available market prices associated with its investment securities, which substantially eliminates the need for a significant degree of judgment in the valuation of such securities. Among other things, Alleghany cites the following from its 2008 Form 10-K and 2009 Q1 Form 10-Q:
i.	The weighted average credit rating of Alleghany’s consolidated debt securities portfolio was AA+ as of both December 31, 2008 and March 31, 2009.

ii.	Alleghany has no auction rate securities, loans held for sale, or so-called “privately-placed” securities.

iii.	As of March 31, 2009, the fair value of Alleghany’s mortgage- and asset-backed securities that were backed by subprime and Alt-A

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collateral was only $4.7 million and $29.7 million, respectively, and such securities had an average credit rating as of such date of AAA and A+, respectively.

iv.	The amount of debt, equity and short-term securities classified as Level 3 pursuant to FASB Statement No. 157 (“SFAS 157”) was $0.7 million and $0.4 million as of December 31, 2008 and March 31, 2009, respectively, representing 0.01 percent and 0.02 percent, respectively, of total debt, equity and short-term securities.

v.	The average duration of Alleghany’s consolidated debt securities portfolio was 3.7 years and 3.5 years as of December 31, 2008 and March 31, 2009, respectively.
To the extent that Alleghany’s investment portfolio materially changes in the future, and Alleghany determines that valuation of its investments is a critical accounting estimate, Alleghany will include appropriate disclosure in its future periodic reports in the “Critical Accounting Estimates” section of Management’s Discussion and Analysis.
3.	Please revise your disclosure to discuss the following:
a.	A general description of the valuation techniques or models you used with regard to your material assets. Consider describing any material changes you made during the reporting period to those techniques or models, why you made them, and, to the extent possible, the quantitative effect of those changes.
          RESPONSE: Substantially all of Alleghany’s investment securities are classified as Level 1 or Level 2 securities pursuant to SFAS 157. Alleghany’s valuation process therefore consists substantially of using readily available market prices based on, with respect to Level 1 securities, unadjusted quoted prices in active markets and, with respect to Level 2 securities, quoted market prices from third-party dealers and pricing services to which Alleghany generally does not make any adjustments. As a result, Alleghany does not use valuation techniques or models in any material way. In response to the Staff’s comment, however, Alleghany will include disclosure in the “Investments” section of Management’s Discussion and Analysis, commencing with its Report on Form 10-Q for the quarter ended June 30, 2009 (the “2009 Q2 Form 10-Q”), substantially similar to that set forth in Appendix A hereto, updated to reflect 2009 second quarter results. This disclosure is substantially similar to the fair value disclosures required by SFAS Nos. 107 and 157 and included in Note 7 to the Unaudited Consolidated Financial Statements contained in the 2009 Q1 Form 10-Q. To the extent that any material changes are made during a given reporting period to Alleghany’s valuation process, Alleghany will include in its future periodic reports in the “Investments” section of Management’s

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Discussion and Analysis, a description of such changes, the reasons for such changes and, to the extent possible, the quantitative effect of those changes.
b.	To the extent material, a discussion of the extent to which, and how, you used or considered relevant market indices, for example ABX or CMBX, in applying the techniques or models you used to value your material assets or liabilities. Consider describing any material adjustments you made during the reporting period to the fair value of your assets based on market indices and your reasons for making those adjustments.
          RESPONSE: Alleghany does not currently use or consider market indices in any material way in connection with its fair value determinations. To the extent that such indices are used or considered in the future, Alleghany will include appropriate disclosure in its future periodic reports in the “Investments” section of Management’s Discussion and Analysis.
c.	A discussion of how you validate the techniques or models you use. For example, you may wish to discuss whether and how often you calibrate the technique or models to market, back-test, or otherwise validate it.
          RESPONSE: As noted in Alleghany’s response to Staff comment 3a., Alleghany does not use valuation techniques or models in any material way in connection with its fair value determinations.
d.	A discussion of how sensitive the fair market value estimates for your material assets are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range. You may wish to refer to Section V of FR-72 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” on Critical Accounting Estimates for guidance. FR-72 is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.
          RESPONSE: Alleghany respectfully submits that such disclosure is not meaningful in light of the high degree of quality and readily available market prices associated with its investment securities, as noted above. To the extent that techniques or models utilizing a significant degree of judgment on the part of management become a

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more meaningful part of Alleghany’s valuation, Alleghany will include appropriate disclosure in its future periodic reports in the “Investments” section of Management’s Discussion and Analysis.
e.	The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.
          RESPONSE: Alleghany will include disclosure in the “Investments” section of Management’s Discussion and Analysis, commencing with the 2009 Q2 Form 10-Q, substantially similar to that set forth in Appendix A hereto, updated to reflect 2009 second quarter results. This disclosure is substantially similar to the disclosure regarding the significant judgments made by Alleghany in classifying financial instruments in the fair value hierarchy included in Note 7 to the Unaudited Consolidated Financial Statements contained in the 2009 Q1 Form 10-Q.
f.	The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).
          RESPONSE: Alleghany will provide such disclosure, commencing with the 2009 Q2 Form 10-Q, in connection with its adoption in the 2009 second quarter of FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”
g.	Which financial instruments are affected by the lack of market liquidity (i.e., inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.
          RESPONSE: Alleghany respectfully submits that such disclosure is not meaningful in light of the high degree of quality and readily available market prices associated with its investment securities, as noted above. To the extent that lack of market liquidity has a more meaningful impact on Alleghany’s valuation of its investment portfolio, Alleghany will include appropriate disclosure in its future periodic reports in the “Investments” section of Management’s Discussion and Analysis.

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4.	Based on your disclosure on page 98, it appears you utilize third-party dealers to assist you in determining fair values. Please revise your disclosure in Management’s Discussion and Analysis explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please ensure your disclosure addresses the following:
a.	The nature and amount of assets you valued using third-party dealers quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b.	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c.	Whether, and if so, how and why, you adjusted quotes or prices you obtained from third-party dealer services;

d.	Whether the third-party dealer quotes are binding or non-binding; and

e.	The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.
     RESPONSE: Alleghany will include disclosure in the “Investments” section of Management’s Discussion and Analysis, commencing with the 2009 Q2 Form 10-Q, substantially similar to that set forth in Appendix A hereto, updated to reflect 2009 second quarter results.
AIHL Investments
Investment Position Summary, page 51
5.	You state that 31.4% of your debt securities are insured by financial guaranty insurance companies. It is not clear from your disclosure whether you have any investments in a guarantor, other than your 33% interest in Homesite, nor is it clear whether there is a significant concentration in any one particular guarantor with respect to the 31.4% insured. Please revise your disclosure to clarify these facts.

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     RESPONSE: Alleghany respectfully submits that it did not include disclosure regarding investments in a financial guaranty insurance company (a “Guarantor”) in the “Investments” section of Management’s Discussion and Analysis in the 2008 Form 10-K as Alleghany had no material investment in a Guarantor at December 31, 2008. Alleghany’s investments in Guarantors at December 31, 2008 consisted solely of approximately $21.0 million of equity holdings, representing approximately 3.0 percent of Alleghany’s total consolidated equity holdings, in companies which, either directly or through a subsidiary, had a line of business that provided financial guaranty insurance. To the extent that Alleghany makes investments in Guarantors that individually or in the aggregate are material to Alleghany, Alleghany will include appropriate disclosure in its future periodic reports in the “Investments” section of Management’s Discussion and Analysis. As a matter of clarification, as disclosed on page 12 of the 2008 Form 10-K, Homesite is a national, full-service, mono-line provider of homeowners insurance. Homesite is not a provider of financial guaranty insurance.
     Alleghany respectfully submits that additional disclosure concerning concentration in any Guarantor insuring debt securities held by Alleghany would not be meaningful to investors. In this regard, Alleghany notes that it included the table on page 52 of the 2008 Form 10-K presenting the ratings distribution of debt securities in Alleghany’s portfolio on an “insured” and “uninsured” basis to disclose to investors that the absence of financial guaranty insurance would have no material impact on the ratings distribution of the debt portfolio. As a result, any concentration in a particular Guarantor would similarly have no material impact and not be meaningful.
Notes to Consolidated Financial Statements
Reinsurance, page 80
6.	You state that 18% of your reinsurance recoverable is from Swiss Reinsurance which was downgraded in February 2009. Please revise MD&A to disclose this event and its expected effects on your financial position and results of operations. Refer to Financial Reporting Codification Section 501.02.
     RESPONSE: Alleghany included the following disclosure in the “Reinsurance Recoverables” section of Management’s Discussion and Analysis on page 25 of the 2009 Q1 Form 10-Q:
“Approximately 94.0 percent of AIHL’s reinsurance recoverables balance at March 31, 2009 was due from reinsurers having an A.M. Best financial strength rating of A (Excellent) or higher. AIHL’s Reinsurance Security

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Committee, which includes certain of our officers and the chief financial officers of each of AIHL’s operating units and which manages the use of reinsurance by such operating units, had determined that reinsurers with a rating of A (Excellent) or higher have an ability to meet their ongoing obligations at a level that is acceptable to Alleghany. In February 2009, A.M. Best downgraded the financial strength rating for Swiss Reinsurance Company, our largest reinsurer, from A+ (Superior) to A (Excellent). As a financial strength rating of A (Excellent) is within the parameters determined to be acceptable by the Reinsurance Security Committee, the downgrade of Swiss Reinsurance Company’s financial strength rating is not expected to have any adverse effect on Alleghany’s financial position and results of operations.”
Alleghany respectfully submits that this disclosure adequately addresses the Staff’s comment.
Liability for Loss and Loss Adjustment Expenses, page 84
7.	You state that RSUI had a reduction in prior year reserves of $43.7 million, CATA had a reduction of $11.8 million and EDC had an increase in prior year reserves of $25.8 million. Please clarify what the remaining reduction in prior year reserves related to that resulted in a net decrease of $42.8 million in prior year reserves. In addition, please provide more detail as to the reasons for the changes to the prior year reserves as the favorable/unfavorable loss emergence compared to loss emergence patterns assumed in earlier periods is not very informative.
     RESPONSE:
     Alleghany respectfully submits that its disclosure in Note 6 to the Consolidated Financial Statements in the 2008 Form 10-K provides investors with appropriate disclosure (including the applicable AIHL operating unit, line or class of business and the specific event, when applicable) of all the material prior year reserve adjustments made by RSUI, CATA and EDC in the periods covered by the table contained in such Note. In this regard, with respect to prior year reserve adjustments made during 2008, Note 6 discloses:
•	a $43.7 million reduction in net prior year reserves by RSUI primarily for the professional liability and D&O liability lines of business, reflecting favorable loss emergence patterns compared with loss emergence patterns assumed in earlier periods for such lines of business;

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•	a $11.2 million reduction in net prior year reserves by CATA primarily reflecting favorable loss emergence principally in its casualty and commercial surety lines of business, compared with loss emergence patterns assumed in earlier periods; and

•	a $25.4 million increase in net prior year reserves by EDC primarily reflecting a significant acceleration in claims emergence and higher than anticipated increases in industry-wide severity.
          The $12.7 million of other reserve adjustments in 2008, which when combined with the $30.1 million of reserve adjustments noted above resulted in the $42.8 million net decrease in prior year reserves, consisted of:
•	a $6.2 million release by RSUI of property reserves not related to catastrophe losses;

•	a $1.7 million release by RSUI of its unallocated loss adjustment expense reserves;

•	a net $3.0 million release by RSUI of reserves for insignificant miscellaneous items; and

•	a net $1.8 million release by EDC of reserves for insignificant miscellaneous items.
Alleghany respectfully submits that disclosure of the components of the other $12.7 million of reserve adjustments is not material, and thus would not be meaningful disclosure to investors.
     With respect to your request for more detail as to the reasons for the changes to the prior year reserves, as disclosed in the “Critical Accounting Estimates” section of Management’s Discussion and Analysis in the 2008 Form 10-K, Alleghany’s insurance operating units periodically analyze liabilities for unpaid losses and loss adjustment expenses established in prior years and adjust their expected ultimate cost, where necessary, to reflect positive or negative development in loss experience and new information. In this regard, Alleghany respectfully submits that its Note 6 disclosure regarding favorable/unfavorable loss emergence compared with loss emergence patterns assumed in earlier periods is appropriate and consistent with the practice of Alleghany’s insurance operating units as described in the “Critical Accounting Estimates” section of Management’s Discussion and Analysis in the 2008 Form 10-K.

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Income Taxes, page 85
8. Please provide the disclosures required under paragraphs 20 and 21 of FIN 48.
     RESPONSE: Alleghany adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), as of January 1, 2007. After a thorough review of all material positions taken by Alleghany in any income tax return for tax years that are still subject to assessment or challenge by any relevant taxing authorities, Alleghany does not believe it had any material uncertain tax positions that would require disclosure under FIN 48 as of December 31, 2008. As a result, Alleghany did not include FIN 48 disclosure in the 2008 Form 10-K, as FIN 48 does not require disclosure in the absence of material uncertain tax positions. Alleghany confirms that it will include in its future periodic reports the disclosures required under paragraphs 20 and 21 of FIN 48 where it has taken material uncertain tax positions. Please note that Alleghany included the following disclosure in Note 2 to the Unaudited Consolidated Financial Statements contained on page 6 of its 2009 Q1 Form 10-Q:
“In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” was issued. This Interpretation clarifies the accounting for income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Alleghany adopted the provisions of this Interpretation as of January 1, 2007. The adoption of this Interpretation did not have any material impact on Alleghany’s results of operations and financial condition. As of March 31, 2009, Alleghany believes there were no tax positions that would require disclosure under this Interpretation.”

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     Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.
Very truly yours,
/s/ Roger B. Gorham
Roger B. Gorham
Senior Vice President

APPENDIX A
     The estimated carrying values and fair values of our consolidated financial instruments as of March 31, 2009 and December 31, 2008 are as follows (in millions):

	March 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Assets
Investments (excluding equity-method investments)*	$3,844.0	$3,844.0	$4,057.7	$4,057.7

*	For purposes of this table, investments include available-for-sale securities as well as investments in partnerships carried at fair value that are included in other invested assets. Investments exclude our investments in Homesite, ORX and partnerships that are accounted for under the equity method, which are included in other invested assets. The fair value of short-term investments approximates amortized cost. The fair value of all other categories of investments is discussed below.
In September 2006, FASB Statement No. 157, “Fair Value Measurements” (“SFAS 157”), was issued. SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We have adopted the provisions of SFAS 157 as of January 1, 2008, and the implementation did not have a material impact on our results of operations and financial condition. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. In addition, SFAS 157 establishes a three-tiered hierarchy for inputs used in management’s determination of fair value of financial instruments that emphasizes the use of observable inputs over the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing a financial instrument. Unobservable inputs are inputs that reflect management’s belief about the assumptions market participants would use in pricing a financial instrument based on the best information available under the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs, as follows:
•	“Level 1” — Valuations are based on unadjusted quoted prices in active markets for identical, unrestricted assets. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these assets does

A-1

not involve any meaningful degree of judgment. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Our assets utilizing Level 1 inputs generally include common stocks and U.S. Government debt securities, where our valuations are based on quoted market prices.

•	“Level 2” — Valuations are based on quoted market prices where such markets are not deemed to be sufficiently “active.” In such circumstances, additional valuation metrics will be used which involve direct or indirect observable market inputs. Our assets utilizing Level 2 inputs generally include debt securities other than debt issued by the U.S. Government and preferred stocks. Substantially all of the determinations of value in this category are based on a single quote from third-party dealers and pricing services. As we generally do not make any adjustments thereto, such quote typically constitutes the sole input in our determination of the fair value of these types of debt securities. In developing a quote, such third parties will use the terms of the security and market-based inputs. Terms of the security include coupon, maturity date, and any special provisions that may, for example, enable the investor, at its election, to redeem the security prior to its scheduled maturity date. Market-based inputs include the level of interest rates applicable to comparable securities in the market place and current credit rating(s) of the security. Such quotes are generally non-binding.

•	“Level 3” — Valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Valuation under Level 3 generally involves a significant degree of judgment on our part. Our assets utilizing Level 3 inputs are primarily limited to partnership investments. Quotes from the third-party general partner of the entity in which such investment was held, which are often based on unobservable market inputs, constitute the primary input in our determination of the fair value.
The estimated carrying values of our financial instruments as of March 31, 2009 and December 31, 2008 allocated among the three levels set forth above are as follows (in millions):

A-2

	Level 1	Level 2	Level 3	Total

As of March 31, 2009

Assets
Equity securities	$580.5	$26.0	$—	$606.5
Debt securities	262.4	2,692.7	0.4	2,955.5
Short-term investments	84.2	168.6	—	252.8
Other invested assets*	—	—	29.2	29.2

Investments (excluding equity-method investments)	$927.1	$2,887.3	$29.6	$3,844.0

As of December 31, 2008

Assets
Equity securities	$619.9	$9.6	$—	$629.5
Debt securities	266.3	2,493.0	0.7	2,760.0
Short-term investments	175.9	460.3	—	636.2
Other invested assets*	—	—	32.0	32.0

Investments (excluding equity-method investments)	$1,062.1	$2,962.9	$32.7	$4,057.7

*	The carrying value of partnership investments of $29.2 million as of March 31, 2009 decreased by $2.8 million from the December 31, 2008 carrying value of $32.0 million, due to a decrease of $2.8 million in estimated fair value during the period.

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